RECEIVED

2005 OCT 17 A 10:40

Givaudan

[redacted]

05011768

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 7 October 2005
RG/rmj6543
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Nine Months 2005 Sales - Givaudan shows Positive Sales Trend	7 October 2005	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

dlw 10/18

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

File N° 1263-2B-82-5087

Media Release

Nine Months 2005 Sales - Givaudan shows Positive Sales Trend

Geneva, Switzerland – 7 October 2005 – From January to September 2005, Givaudan recorded sales of CHF 2'085.6 million, resulting in a growth of 1.6 % in local currencies and 1.0 % in Swiss francs. Sales growth improved from the first half year, thanks to a good third quarter sales performance in both divisions. The nine months sales performance continues to be impacted by the ongoing rationalization of the non-core ingredients portfolio.

Givaudan remains confident to achieve another good result in 2005.

Sales January – September 2005

in million CHF	2005	2004	change in % in CHF	change in % in local currencies
Fragrance Division	850.9	827.8	2.8	3.3
Flavour Division	1'234.7	1'237.5	(0.2)	0.5
Total	**2'085.6**	**2'065.3**	**1.0**	**1.6**

Fragrance Division

The Fragrance Division recorded nine months sales of CHF 850.9 million, which represents a growth of 3.3% in local currencies and 2.8% in Swiss Francs.

On a year-to-date basis, sales of the **Fine Fragrances** business unit continued to be below last year's level. However good sales growth in all regions in the third quarter, supported by a number of new launches especially in North America, narrowed the gap to the strong prior year's performance.

The **Consumer Products** business unit continued to outperform the market with strong sales growth. All regions contributed to this positive trend, with North America achieving double digit growth thanks to a good performance across all customer categories. The growth in Latin America and Europe, Africa and the Middle East was driven mainly by international customers. Asia reported good growth mainly driven by China and India. Overall the strongest segment performance came from hair and skin care followed by fabric and personal care.

Fragrance Ingredients sales are below prior year. Sales of specialty ingredients continued to increase at a double-digit rate, not fully compensating for the sales decline of commodity ingredients. This is in line with our strategy to rebalance our ingredients portfolio. Growth of specialty ingredients will be further supported by additional introductions of patented molecules in the near term.

Flavour Division

The Flavour Division recorded nine months sales of CHF 1'234.7 million, growing 0.5% in local currencies and flat (-0.2%) in Swiss francs. The positive sales trend in the third quarter offset the slow start into the year.

Asia-Pacific's good sales performance was driven by double-digit growth in the South Asian markets, whilst our largest markets China and Japan continued to show solid growth. Beverages showed a strong performance as a result of new wins in Japan and South Asia. The Foodservice segment achieved

double-digit growth. The construction of the new flavour creation, application and production centre in Shanghai is progressing well and will become operational in the second quarter of 2006.

Sales in **Europe, Africa and the Middle East** declined slightly versus last year. The strong sales performance in the emerging markets of Eastern Europe and Middle East, supported by our new creation and application centres in Vienna and Dubai, could not fully compensate the impact of lower vanilla prices and lower consumer consumption in Western Europe.

Sales in **North America** remained slightly below levels of last year. However strong growth in Beverages and Confectionery in the third quarter helped to reduce the sales decline experienced in the first half of 2005. On a year-to-date basis, lower prices for vanilla and citrus still impacted the sales in Beverages and Dairy.

Latin America sales performance was driven by double-digit growth in the Confectionery and Beverages segments. The markets of Brazil and Argentina achieved double-digit growth. Mexico continued to show a solid performance.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

